UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q3 2025 Earnings Results

I. Performance in Q3 2025 – IFRS Consolidated Financial Data

Quarterly Results					(Unit: KRW B)
Item	Q3'24	Q2'25	Q3'25	QoQ	YoY
Revenues	6,821	5,587	6,957	25%	2%
Operating Income	-81	-116	431	Turned to profit	Turned to profit
Income before Tax	-207	992	30	-97%	Turned to profit
Net Income	-338	891	1	-100%	Turned to profit

II. IR Event of Q3 2025 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q3’25 Earnings Results of LG Display

4. Date & Time: 02:00PM on October 30, 2025 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, IR Team Leader (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jeehae Choi, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q3’25 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports Third Quarter 2025 Results

SEOUL, Korea (Oct. 30, 2025) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending September 30, 2025.

▪
Revenues in the third quarter of 2025 increased by 25% to KRW 6,957billion from KRW 5,587 billion in the second quarter of 2025 and increased by 2% from KRW 6,821billion in the third quarter of 2024.
▪
Operating profit in the third quarter of 2025 stood at KRW 431 billion. This compares with the operating loss of KRW 116 billion in the second quarter of 2025 and with the operating loss of KRW 81billion in the third quarter of 2024.
▪
EBITDA in the third quarter of 2025 increased by 35% to KRW 1,424 billion from KRW 1,054 billion in the second quarter of 2025 and increased by 23% from KRW 1,162 billion in the third quarter of 2024.
▪
Net profit in the third quarter of 2025 was KRW 1 billion, compared with the net profit of 891 billion in the second quarter of 2025 and with the net loss of KRW 338 billion in the third quarter of 2024.

LG Display recorded KRW 6.957 trillion in revenues and KRW 431 billion in operating profit on a consolidated basis in the third quarter of 2025.

The company’s cumulative results for the first three quarters of 2025 were KRW 18.6 trillion in revenues and KRW 348.5 billion in operating profit, signaling a clear turnaround to full-year profitability for the first time in four years. Despite a 1% year-on-year decrease in cumulative revenues due to the phase-out of its LCD TV business, LG Display’s cumulative operating profit improved by approximately KRW 1 trillion, demonstrating visible progress in the company’s continued transformation toward an OLED-centered business structure.

Third-quarter revenues increased by 25% quarter-on-quarter, driven by higher OLED panel shipments across all product categories. OLED products accounted for 65% of total revenues, the highest proportion to date, supported by seasonal demand and the launch of new small- and mid-sized OLED panels.

TV panels accounted for 16% of revenues in the third quarter, while those for IT devices including monitors, laptops, and tablet PCs accounted for 37%. Panels for mobile and other devices accounted for 39% and automobile panels accounted for 8% of revenues.

Operating profit turned positive, improving by more than KRW 500 billion quarter-on-quarter and year-on-year, due to the expanded OLED shipments across all segments and the company’s continued strong cost innovation initiatives. Despite partially reflecting one-off expenses related to workforce optimization during the third quarter, LG Display achieved results that met market expectations.

LG Display plans to further enhance customer value and strengthen profitability by expanding the share of premium products while reinforcing its differentiated technological competitiveness in OLED and improving operational efficiency.

In its small- and mid-sized OLED business, the company will bolster its competitiveness through close partnerships with customers, based on its technological leadership and stable supply capabilities. In addition, by introducing premium products developed through systematic preparation for future technologies, LG Display plans to respond to the diverse needs of the market and customers while expanding its business opportunities.

With regard to its large-sized OLED business, the company aims to enhance the fundamental competitiveness of its OLED products and diversify its product lineup to continue securing stable performance. Since commercializing large-sized OLED panels for the first time in the world, LG Display’s related technology has rapidly evolved to its fourth-generation OLED, recognized for its perfect content reproduction. The company plans to further expand its lineup of differentiated, high-end products that reflect consumer needs — such as gaming monitors — based on its accumulated technological expertise, with the strategy of solidifying its position in the premium market.

As for its automotive display business, LG Display will continue to strengthen its leadership in this growing market based on its differentiated product and technology portfolio — including Tandem P-OLED, Advanced Thin OLED (ATO), and high-end LTPS LCD — as well as its solid customer relationships.

“Despite continued uncertainty and volatility in the external environment over the past few years, we have enhanced the execution of our strategic initiatives and expanded our business performance each year through a selective and focused approach to operations,” said Sung Hyun Kim, CFO of LG Display. He added, “Our turnaround in profitability on a full-year basis is now visible. Building on our strengthened business fundamentals and operational capabilities, we will strive to further reinforce our profit structure and continue to expand our performance going forward.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on October 30, 2025 starting at 2:00 PM Korea Standard Time (KST) to announce the third quarter of 2025 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2025Q3 eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 69,656 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts,

including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Hyoung-kun Lee, Vice President and Head of Public Relations
Email: hyoungkun@lgdisplay.com

Joo Yeon Jennifer Ha, Manager, Communication Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: October 30, 2025 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division